Mail Stop 3561

February 28, 2008

Alan K. Allred, Chief Executive Officer
Questar Gas Company
180 East 100 South Street
P.O. Box 45360
Salt Lake City, Utah 84145-0360

       Re: **Questar Gas Company**
               Form 10-K filed March 20, 2007
               Form 10-Q filed November 5, 2007
               File No. 333-69210

Dear Mr. Allred:

       We have completed our review of your Form 10-K and related filings and have no further comments at this time.

               Sincerely,

               William H. Thompson
               Branch Chief